Exhibit 12.4

Atlantic City Electric Company

	Six Months Ended June 30, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
	(millions of dollars)
(Loss) income from continuing operations	$24	$41	$64	$60	$60	$51

Income tax expense (a)	23	17	30	41	33	41

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	33	69	64	66	65	60
Other interest	2	3	3	3	3	4

Total fixed charges	35	72	67	69	68	64

Income before extraordinary item, income tax expense, and fixed charges	$82	$130	$161	$170	$161	$156

Ratio of earnings to fixed charges	2.34	1.81	2.40	2.46	2.37	2.45

Total fixed charges, shown above	35	72	67	69	68	64

Preferred dividend requirements adjusted to a pre-tax amount	—	—	—	1	1	1

Total fixed charges and preferred dividends	$35	$72	$67	$70	$69	$65

Ratio of earnings to fixed charges and preferred dividends	2.34	1.81	2.40	2.44	2.35	2.43

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.